April 3, 2009

David T. Hamamoto, Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

    Re: NorthStar Real Estate Income Trust, Inc.
       Registration Statement on Form S-11
       Filed March 4, 2009
       File No. 333-157688

Dear Mr. Hamamoto:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5.   We note that you are registering $1.1 billion worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

6.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 3 and 73, without limitation, the following examples:

     a.   "The Pension Real Estate Association indicates investment in commercial real estate by pension plans has been on the increase since 2000, with some of the largest pension plans in the U.S. targeting a real estate allocation of 8% to 10% of their overall investment portfolios. In all, according [to] a report published in 2008 by the National Association of Real Estate Investment Trusts, or NAREIT, an estimated 70% of U.S. public sector pension plans and 40% of corporate sector pension plans own real estate investments."

     b.   "According to the Real Estate Roundtable, a real estate industry group, the amount of commercial real estate mortgage debt has nearly tripled over the past decade, from $1.2 trillion to $3.4 trillion. Bank lending and the issuance of CMBS accounted for 83% of the growth,

representing approximately 75% of the total current commercial
mortgage debt outstanding. For the three year period from 2005 to
2007, CMBS issuance totaled $605 billion. In 2008, CMBS issuance
plummeted, falling 95% compared to total issuance in 2007, according
to a JP Morgan Case & Co. report. According to the Commercial
Mortgage Securities Association, there were no CMBS or commercial
loan CDO issuances in the second half of 2008."

Clearly mark the specific language in the supporting materials that supports each
statement. Further, please tell us if any of the supporting materials were prepared
specifically for you in connection with this offering.

7.   We note that NorthStar has agreed to purchase up to $10 million of the
        Company's common stock in order to provide funds to enable the Company to pay
        an 8% return to shareholders. In view of NorthStar's commitment, please provide
        summarized financial information for NorthStar and clarify that it is subject to the
        periodic reporting obligations of the 1934 Act.

Prospectus Summary, page 7

8.   If you choose to include both a Q&A and summary section in the prospectus,
        please revise to eliminate repetition between the two sections. We note, for
        example only, your descriptions of the investment objectives, distributions,
        distribution reinvestment plan, and share repurchase program appear in both the
        Q&A and the summary.

Our Sponsor, page 8

9.   The detailed disclosure regarding NorthStar's management team is more
        appropriate for the body of the prospectus. Please revise to limit the disclosure in
        your summary to the most significant aspects of the offering.

Management Compensation, page 11

10.   In the first paragraph, please add a cross-reference to the more detailed disclosure
        regarding management compensation, starting on page 58.

11.   We note that you have provided separate disclosure regarding "Acquisition
        Expenses" on page 45. Please add disclosure regarding these estimated expenses
        to this chart and the chart beginning on page 58 or tell us why you have omitted
        them from the discussion of management compensation.

12.   On page 12, under "Acquisition Fee," please disclose the maximum amount of the fee if 100,000,000 shares are issued pursuant to the distribution reinvestment plan. In addition, please include the amount that reflects the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 60.

13.   On page 12, under "Other Operating Expenses – Advisor," you disclose that you will reimburse your advisor for employee costs. However, at multiple points throughout the registration statement, including, but not limited to, pages 22 and 25, you state that your advisor does not have employees. Please advise or revise.

14.   You disclose on page 12 that you will not reimburse your advisor for the salaries and benefits paid to your executive officers. On page 50, however, you state that you will indirectly bear cost of compensation paid to your executive officers, either through fees or expense reimbursements. Please advise.

15.   On page 14, under the section "Special Units – NorthStar OP Holdings, LLC," please explain the phrase "enterprise valuation." Also, please disclose the amount of initial investment that the special unit holder made as consideration for the special units.

Conflicts of Interest, page 15

16.   The structure of your acquisition fees and asset management fees appears to create an incentive for the advisor to use as much leverage as possible in connection with your investments and to invest in assets regardless of their performance. In addition, the fee structure appears to create a disincentive to negotiate the best price for your assets. Please include a description of these conflicts of interest for your advisor. Provide comparable disclosure under the same heading in the body of the prospectus.

Risk Factors, page 19

17.   We note your disclosure on page 16 that you may seek to internalize your advisor. Please add a risk factor to disclose that upon any internalization of your advisor, certain key employees may not come with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if your advisor is internalized by another entity.

Continued disruptions in the financial markets … page 20

18.   In the second paragraph, you state: "As liquidity or "demand" increases, the returns available to investors will decrease." Please explain what you mean by this statement.

Management, page 47

Limited Liability and Indemnification … page 52

19.   We note that you will enter into indemnification agreements with your executive officers and directors prior to the effectiveness of the registration statement. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Management Compensation, page 58

20.   We note the disclosure in footnote (6), which states that you will reimburse your advisor for amounts it pays in connection with the selection, acquisition, or origination of an investment. Please revise the fee table to include a separate line item for this expense reimbursement.

Conflicts of Interest

Advisor Compensation, page 67

21.   We note your disclosure that the cumulative, non-compounded return may be reduced from 8% to 6%. Please add this disclosure to the chart on page 58.

Investment Objectives and Strategy, page 72

22.   Please tell us whether you expect to participate in the Treasury Department's Public-Private Investment Program for troubled assets or any similar government-sponsored program. If there is a reasonable possibility that you will purchase assets through these programs and accept the guarantees associated with the programs, please revise to describe the programs and the possibility of acquiring loans and real estate related assets in this manner.

Plan of Operation

Liquidity and Capital Resources, page 86

23.   Please disclose whether you have received a commitment from a lender to provide financing.

Prior Performance Summary, page 90

24.   We note the statement that NorthStar should not be considered a "prior real estate program" because it is a self-managed, publicly traded company. We are unable to agree with this view. Please revise to include complete prior performance disclosure for NorthStar, including disclosure in the prior performance tables.

Overview of NorthStar, page 90

25.   Please revise to explain how you calculated "dividend yield" for the table at the top of page 91. If your calculation includes distribution amounts that constituted a return of capital, please tell us why you believe it is appropriate to describe those distributions as "yield."   Also, please disclose the sources of cash for distributions paid by NorthStar in each of the last three years.

NorthStar Real Estate Securities Opportunity Fund, page 93

26.   Please revise to disclose the total number of investors, consistent with Item 8.A.1. of Industry Guide 5. In addition please quantify the amount of loss associated with default on the warehouse.

NorthStar Funding, LLC

27.   Please tell us why you view this joint venture as a "program" for purposes of Industry Guide 5. It is not clear whether the institutional pension fund that was the joint venture partner was an active or passive investor.

Description of Capital Stock

Restriction on Ownership of Shares of Capital Stock, page 121

28.   In this section, you state that a shareholder must provide 15 days notice prior to transferring or receiving shares of your stock in violation of the restrictions discussed in this section. However, on page 128, you state that a shareholder must provide 10 days notice before seeking to acquire shares from another stockholder. Please explain the reason behind the difference in timeframes.

Distributions, page 122

29.   Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees. Also, please disclose, if true, that you may also pay distributions from the proceeds of this offering in the event you do not have sufficient cash flows from operations.

30.   Please revise to clarify that NorthStar has agreed to support your distribution payments for a period of two years from the commencement of the offering and not two years from the commencement of distribution payments. Clearly state that, as a result, distributions may not be supported for a full two years of distribution payments. In addition, please clarify that you may not be able to sustain distributions at the 8% level after termination of the distribution support agreement.

31.   Please revise to clarify whether there is a requirement in your governing documents or otherwise to pay investors an annual distribution of 8%. If not, please disclose that you may pay less than 8% distributions per annum even during the time period of NorthStar's distribution support agreement.

Share Repurchase Program, page 124

32.   We note that your share repurchase program is limited to 10% of the number of shares of your common stock outstanding on the same date of the prior calendar year as the date of redemption. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We note that the 10% limit is different from programs for which relief has been granted by the Division of Corporation Finance in prior no-action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).

The Operating Partnership Agreement, page 131

33.   Please provide more detailed disclosure regarding the special units. For example, please explain whether the internalization of your advisor will have any impact on the amounts paid in relation to the special units. Additionally, please provide more detailed disclosure regarding the specified price to be paid for the special units if these units are redeemed.

Plan of Distribution

Special Discounts, page 137

34.   We note your disclosure that you intend to offer shares in the offering to your employees (among others) at a discount to the original offering price. Explain to us how you intend to account for the difference in special discounts offered to employees. In your response tell us whether you intend to record any compensation expense related to the discounts.

Supplemental Sales Material, page 140

35.   Please tell us the circumstances under which you would view it appropriate to use quotes from third-party publications without obtaining the consent of the author or the publication.

Appendix A: Prior Performance Tables

36.   Please revise the introductory paragraphs to Tables I, II, and IV to clarify, if true, that the information in the tables reflects amounts as of December 31, 2008.

Table I, page A-2

37.   Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included.

38.   Please explain the "Other" offering expense amount under Securities Opportunity Fund.

Table II, page A-3

39.   In the table, you state that Securities Opportunity Fund raised $109,000,000. However, on page 93, you state that the Fund raised $81 million. Please reconcile these two amounts.

Table III. Operating Results of Prior Programs, pages A-4 and A-5

40.   Please revise both tables to reflect the source of funds for distributions to investors. We note that a substantial portion of distribution payments represent a return of capital.

NorthStar Real Estate Securities Opportunity Fund L.P., page A-4

41.   Please explain to us how you have calculated the cash generated from sales for 2008 and 2007. In your response explain why this amount is the same as realized gains (losses) from sales.

Part II, Exhibits

42.   Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects "form of" opinion.

43.   Please tell us why you are filing the "Form of" various agreements listed as exhibits 10.1 through 10.6. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Exhibit 8.1

44.   Please provide a revised opinion that refers to the full amount of securities registered on the Form S-11 rather than the maximum offering amount for the primary offering.

45.   We note that counsel has assumed the valid legal existence of the Operating Partnership. To the extent that your status as a REIT depends on the valid legal existence of the Operating Partnership, it is not appropriate for counsel to make this assumption. Please provide a revised opinion that omits the assumption or tell us why you believe it is appropriate.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James H. Sullivan, Esquire (*via facsimile*)